March 28, 2008

VIA EDGAR ONLY

Stephen Krikorian

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, DC  20549

Re:                             ActivIdentity Corporation

Form 10-K for the Fiscal Year Ended September 30, 2007

                        Filed December 14, 2007

Form 10-Q for the quarterly period ended December 31, 2007

                        Filed February 11, 2008

Definitive Proxy Statement on Schedule 14A

                        Filed January 28, 2008

                        File No. 000-50223

Dear Mr. Krikorian:

On behalf of ActivIdentity Corporation (the “Company”), this letter responds to the comments of the Staff of the Securities and Exchange Commission set forth in the letter dated February 28, 2008 related to the above-referenced filings.

For reference purposes, the text of the Staff’s comments, as set forth in the February 28, 2008 comment letter, has been reproduced herein in italicized text, followed by the Company’s responses.

Form 10-K for the fiscal year ended September 30, 2007
Business, page 1
Customer Concentration, page 8

1.                                      Tell us whether you have contractual agreements with EDS and Novell and whether you are substantially dependent on any such agreements.  If so, please amend the 10-K to file the agreements as exhibits or provide us with your analysis as to why you are not required to file the agreements.  See Item 601(b)(10)(ii)(B) of Regulation S-K.  Further, tell us whether any one government agency or affiliated agencies accounted for 10% or more of your consolidated revenues for the fiscal year ended September 30, 2007.

Response:

Sales to EDS and Novell are made through purchase orders issued by those customers on an as-needed basis.  Although the aggregate sales made to EDS and Novell are material to our business, representing approximately 17% and 12% of our consolidated revenues in recent periods, respectively, we do not believe that any of the individual purchase orders are material contracts as contemplated under Item 601 of Regulation S-K.  The master agreements under which individual purchase orders are issued do not contain any minimum commitments or other terms that we consider material. Accordingly we have not filed these as exhibits.

No governmental agency (or affiliated agency) accounted for 10% or more of our consolidated revenue in fiscal 2007.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 23

2.                                      Consider expanding your “Overview” section to include management’s perspective on the business.  Consider using this section to provide an executive level overview of the Company to provide context for the remainder of the MD&A discussion.  For example, identify the factors that your Company’s executives focus on in evaluating financial condition and operating performance, including any known trends such as the various restructuring efforts and changes in headcount that are expected to have material effects on your operations, and address the material risks and challenges facing your company such as competition or expansion to international markets and how management is dealing with these issues.  We refer you to guidance in Section III.B.3 of the “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations” SEC Release No. 33-8350.

Response:

Commencing with our quarterly report on Form 10-Q (the “Form 10-Q”) for the period ending March 31, 2008, we will expand the Overview section of the MD&A as suggested to provide additional context for the remainder of that section.

Significant Events, page 24

3.                                      It appears that the July, 2007 agreement with the Protocom stockholders should be filed as an exhibit pursuant to Item 601(b)(10)(ii)(A) of Regulation S-K.  Please file this agreement by amendment or advise.

Response:

We will file this agreement as an exhibit to the Form 10-Q.

Results of Operations, page 25

4.                                      Please tell us how you considered Item 303 of Regulation S-K and Section IV of Release No. 33-8350 regarding your MD&A disclosures.  Discuss to what extent the material increases in revenue were affected by changes in price versus changes in volume.  In addition, expand the disclosures to discuss the driving forces behind the changes in results from period to period.  For example, we note that there was an increase in hardware sales in 2007 “as a result of stronger token business in Europe primarily to the financial sector” and that the increase in token revenue was offset by a decline in smartcards and HMS and biometric products.  Tell us more about the factors that led to the sales increase and product declines.  Please revise this section to identify and address those key variables and other qualitative and quantitative factors that help investors to understand management’s views as to the reasons for the various changes in the results of operations.

Response:

We have considered the requirements of Item 303 and the Staff’s guidance provided in the above-mentioned release.  In light of these considerations, we have sought to explain the reasons for material changes in results from period to period and we will seek to expand our discussion of these changes in future filings, commencing with the Form 10-Q.

With respect to the specific question about the driving forces behind changes in revenues, we note that our business has different revenue streams (software, hardware and maintenance and support revenues), each of which is unique in terms of its recurring nature, pricing, and volume characteristics. Our software revenues as well as our professional services revenues are driven by irregularly occurring and somewhat unpredictable orders of significant size, as well as the corresponding volume of those transactions falling within a particular period.  Pricing for these types of larger projects is based on several factors including the mix of software solutions procured, the levels of professional services required to both install and customize for the customers specific applications, the number of seat licenses ordered, and the level of competitive pressure related to the specific proposal. All of these factors, as well as the timing of closure and related revenue recognition requirements, contribute to the variances the company experiences between comparable periods. The timing of the closure(s) of the pipeline of potential large projects is the single most significant driving factor of the variance to the Company’s software revenues.

In future filings, we will continue to examine our revenue streams for trends, including pricing and volume components that may become evident across these streams and report these and/or other applicable drivers accordingly.

With respect to the specific question regarding token sales and related hardware revenues,  year-over-year increases in token sales were driven by the continued high adoption rate of two-factor authentication by European banks. However, our revenue from smartcards declined in FY 2006 as our customers often choose a third party source for smartcards so our card management software solutions may not include the hardware portion. Customer preferences can change significantly from year to year and these changes are hard to predict. The HMS and biometric products declines are expected as these products are in later stages of their lifecycle.

5.                                      There are instances where two or more sources of a material change have been identified, but the dollar amounts for each source that contributed to the change were not disclosed (e.g., revenue, cost of revenue, general and administrative expenses and sales and marketing expenses).  Tell us what consideration you have given to quantifying each source that contributed to a material change pursuant to Section III.D of SEC Release 33-6835.  In addition, your disclosure should remove vague terms such as “primarily” in favor of specific quantifications.

Response:

We have considered the guidance provided in the SEC Release regarding quantifying each source that contributed to a material change in period-over-period results and have attempted to quantify these changes accordingly.  However, depending on the nature of the change and the item that is being assessed, our internal reporting measures available to generate the data needed to fully describe these changes may be limited.  Nevertheless, in instances where there are two or more sources of a material change, we provide a comprehensive analysis to the extent that we can, based on available data. Where quantitative factors are difficult to define, management uses other non-quantitative factors and observations about the business to evaluate and draw supportive conclusions.  Where applicable, our disclosures will be revised in future filings, as requested, so as to remove general descriptions in favor of more specific language when quantifying all relative contributing factors.

Liquidity and Capital Resources, page 35

6.                                      Tell us how you considered Section IV.B to Release No. 33-8350, with regards to your Liquidity and Capital Resources disclosures.  Please note your disclosures should focus on the primary drivers and other material factors necessary to gain an understanding of your cash flows and the indicative value of historical cash flows.  In addition, where there has been material variability in historical cash flows, your discussion should focus on the underlying reasons for the changes, as well as on their reasonably likely impact on future cash flows.  For example, we note that accounts receivable increased approximately 13% and deferred revenue increased approximately 41%, however, there is limited discussion of these changes that materially affected your operating cash flows in your liquidity disclosures.  Please provide us with a discussion of the underlying reasons for the material changes as of September 30, 2007.

Response:

We have considered the applicable guidance contained in the release and understand that the liquidity and capital resource disclosure needs to focus on material factors driving results and trends.  We believe that our disclosure has generally discussed these material elements, although we will supplement our MD&A disclosure in future filings to provide the additional disclosure you have requested, particularly where there has been material variability in results from period to period.

Related to the questions raised in terms of material factors that affected our cash flows in fiscal 2007 we note that while overall revenue increased by $6.2M year-over-year, accounts receivable was actually lower at year end by $4.3M. This was due to lower revenues in Q4, relative to Q4 of 2006 where fourth quarter sales were more robust, largely due to the government sector’s security driven initiatives.  In addition, the cash flow effect of the change in deferred revenue was a $2.1M reduction in fiscal 2007. This deferred revenue effect was also due to the reduction in government spending, when compared to fiscal 2006.  In fiscal 2006, this security driven initiative in the government sector, which was targeted for completion by October 2006, was operative. Without a similar driving force in 2007, the government revenue levels returned to historical norms.  An additional $2.9M cash usage is attributable to reductions in accounts payable and other accrued liabilities, when compared to fiscal 2006. This was predominately due to operating expense cost reductions that were set in place during fiscal 2007, which resulted in a larger cash outlay during fiscal 2007 as more costs were paid out from fiscal 2006 during fiscal 2007 than will be paid out in 2008 for costs attributable to fiscal 2007, which supports the reduction in the relevant operating cost base during fiscal 2007.

Cash used in operations in fiscal 2007 when compared to fiscal 2006 increased by $13.7M while net loss declined by $13.2M. Two drivers of this change were identified.  Net collections contributed $15.0M, when considering changes across these fiscal years.  This was attributable to lower levels of government orders, as described just above. Accrued liabilities showed a decline in FY 2007 due to significant deferred VAT (Value Added Tax) payments and resulted in a use of cash of $1.8M, when compared to the cash flows of FY 2006.

Part IV
Item 25, Exhibits and Financial Statements, page 49

7.                                      We are unclear as to whether or not the period for which confidential treatment was granted for portions of exhibit 10.4 has expired.  Please furnish us with a copy of the most recent order granting confidential treatment to such exhibit.

Response:

We have reviewed the agreement and have determined that it is no longer a material contract as defined under Item 601(b)(10) of Regulation S-K.  Accordingly, we will delete the reference to this agreement in future filings.

8.                                      In regard to that exhibit, your attention is directed to Item 10(d) of Regulation S-K.  The exhibit should be available to the public for examination in the EDGAR system.  However, the initial filing of the exhibit was made with a paper Form F-1 filed in 2000 and is therefore not available on EDGAR.  If you intend to incorporate the exhibit by reference, please file it by amendment or advise.

Response:

We will delete the reference to this agreement in future filings as it has been determined to be no longer material.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 1, Nature of Business and Summary of Significant Accounting Policies
Significant Accounting Policies
Revenue Recognition, page 61

9.                                      Please clarify your disclosures that states that when VSOE of fair value does not exist to allocate revenue to the various elements in a multiple-element arrangement that you categorize revenue in the income statement based upon other market available evidence.  Tell us whether that statement means you are applying this allocation method for income statements presentation purposes only.  If so, indicate the type or units of accounting and the amount of transactions that are being allocated based on this allocation method.

Response:

We have an ongoing relationship with one reseller whereby we earn revenue from the sale of software licenses for specific product, initial PCS, and renewal PCS.  Under this arrangement, we earn a fixed percentage of the license and PCS revenue received by our customer (the reseller) from the end users.  We have no control over the pricing established by our customer, including what it charges for PCS renewals.  Accordingly, we cannot determine or control if a sufficient amount of PCS renewals are priced at a consistent percentage of the license fee in accordance with TPA 5100.55.  Accordingly, revenue from the bundled sale of license and initial PCS to this customer is recognized on a straight-line basis over the life of the PCS contract in accordance with paragraph 12 of SOP 97-2.   However, for income statement presentation purposes only, we allocate revenue between software and PCS in a ratio consistent with our standard end user pricing model, as we believe this is a reasonable basis of allocation, for income statement presentation purposes only, for this particular type of arrangement should we actually provide the services directly.

Prospectively, we will clarify this arrangement and the accounting treatment in our disclosures in future filings to be consistent with the above analysis and description.

We have also considered the allocation of fees received in this arrangement using our standard reseller pricing methodology and concluded that this would not result in a significant difference from the methodology being used.

For the years ended September 30, 2007 and 2006, total revenue recognized that was related to this arrangement was reported as follows:

	Year ending September 30
	2007	2006	2005**
Software	$3.627 million	$3.679 million	0
Maintenance and support*	$3.383 million	$1.720 million	0

* Also, includes PCS renewals in addition to the amount allocated to PCS in connection with arrangements in which the sale of a license and PCS is bundled.

** This contract was assumed in connection with our acquisition of Protocom in August 2005.

10.                               Identify the elements that you can establish fair value by using VSOE along with the elements that you cannot establish fair value.  Your disclosure describes instances of where services are recognized separately from the software element.  Explain why your revenue presentation on income statement does not show a separate line-item for service revenue recognized or earned (e.g., installation or consulting).  Further, describe how service revenue is earned and measured and reported in your income statement.

Response:

We have established VSOE for PCS (annual support and maintenance) and Professional Services (labor hours for training, installation and consulting).  However, except for certain hardware elements, we do not have VSOE for hardware and software products.

The Company earns service revenue from training, installation, and consulting.  In certain instances, these services are essential the functionality of the software element of an arrangement.  In these instances, contract accounting is applied to the both the software and service elements of the contract in accordance with SOP 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts.  In other instances, the services are not essential to the functionality of the software and are recognized as the services are performed provided the other criteria of SOP 97-2 are met.  Historically, we have included all revenue related to services (whether accounted for under SOP 81-1 or SOP 97-2), in software revenue on our income statement.  Such amounts are summarized as follows:

	Year ended September 30,
	2007	2006	2005
	Revenue ($)	% total revenue	Revenue ($)	% total revenue	Revenue ($)	% total revenue
Service revenues	$6.537M	11%	$6.812M	13%	$5.134 M	12%

Prospectively, we plan on presenting a separate line item for service revenue derived from arrangements in which the services were not essential to the functionality of the software and a separate line item in which we will present license and service revenue derived from arrangements accounted for under SOP 81-1.  For arrangements in which services that are not essential to the functionality of the software and are provided with other elements, we will base our allocation to service revenue on our VSOE rate for those services using the residual method.  For arrangements accounted for under SOP 81-1, we have not established VSOE for comparable services.

11.                               We note from your disclosures that PCS contracts are typically priced as a percentage of the product license fee.  Please clarify whether you use the PCS renewal fee, the percentage of the product license fee, to establish VSOE of fair value for the PCS contracts, and if so, explain why you believe that renewal fee is substantive.  See AICPA TPA 5100.55.  In addition, please give us examples of instances or cases where you cannot determine VSOE for PCS as described in this footnote.

Response:

PCS services are calculated as a consistent percentage of the net license fee depending on the type of customer and region of the world as opposed to a “stated renewal rate method.”  The PCS renewal rates expressed in terms of actual dollars (rather than percentages) differ across arrangements.  However, the renewal fee is based on a consistent percentage of the license fee.  In addition, these fees, which range from 20% - 32% of the license fee, depending on the class of customer, are deemed substantive.

In addition, as also described in our response to comment nine above, we have one arrangement with a reseller customer where we are not able to determine VSOE for PCS.  All revenues received for this particular arrangement are recognized on a straight-line basis over the estimated terms of the PCS to be provided.

12.                               Please describe the circumstances for when PCS and service delivery has started but all the criteria in SOP 97-2 have not been met.  Describe the nature of the criteria that have not been met in these cases.  Explain why PCS and services would be provided without having satisfied all of criteria under SOP 97-2.  In addition, indicate how you account for the cost incurred to provide these services.

Response:

In very limited and infrequent circumstances, we provide PCS to customers without evidence of an arrangement (e.g., when a customer’s PCS renewal is due but they did not provide us with the appropriate PO to process the order).  Revenue under these circumstances is not recognized until evidence of an arrangement (typically a customer purchase order) exists as set out in paragraph 8 of SOP 97-2.   The cost associated with PCS services, however, is recorded as one cost pool where it is not tied out to particular arrangements.  Therefore, the PCS costs are expensed as incurred.

Note 3, Business Combinations, page 74

13.                               Your disclosures indicate that you use a third-party valuation to assign and allocate fair values to the tangible and intangible assets acquired and liabilities assumed.  When you refer to a third-party valuation specialist, you should disclose the name of the specialist.  Refer to Securities Act Rule 436 of Regulation C.

Response:

We respectfully note that we are not using the valuation firm to make an ultimate determination of the values of these assets and liabilities, but rather to assist us in reaching our own valuation conclusions and to provide supporting data.  The reference noted above was made with respect to our acquisition of Protocom in August 2005.   We will not make further references to the valuation firm in future filings with respect to this acquisition and any future acquisitions without also disclosing the name of the third-party specialist.

Form 10-Q for the Quarterly Period Ended December 31, 2007
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 14, Concentration of Credit Risk, page 16

14.                               We note that during the three months ended December 31, 2007 that $30.8 million of the $50.7 million investment in auction rate securities failed to settle, and that you reduced the carrying value of your investments by $945,000 through other comprehensive income so as to reflect your view that this impairment is temporary in nature.  Please respond to the following:

•                  Please explain why you believe your investments in auction rate securities that have failed to settle are temporarily impaired as of the date of the filing instead of other-than-temporarily impaired.  See paragraph 16 and footnote 4 of SPAS 115.;

•                  Please explain how the auction rate failures impact the fair value determination.  That is, indicate how these failures are factored into the methodologies used to determine the securities fair value;

•                  Please tell us what factors you considered in determining the recovery period and anticipated holding period for these failed auction rate securities.  In this regard, tell us how you determined that you have the ability to hold these failed auction rate securities until recovery or until an auction of these investments is successful;

•                  Tell us how you consider the underlying collateral and related cash flows in assessing the fair value of your investments in auction rate securities; and

•                  Your disclosures indicate that you use valuation estimates obtained from brokers to value your investment portfolio.  Clarify the information you obtain from your brokers and the assumptions being used by the brokers to estimate the fair value of the failed auction rate securities.  In addition, tell us whether you considered disclosing the names of the brokers that provide you with valuation estimates.  Refer to Securities Act Rule 436 of Regulation C.

Response:

We have analyzed each security that has failed at auction and the underlying collateral related to these securities, where applicable, and we presently see no evidence that it is probable that we will not be able to collect all amounts due according to the contractual terms of these securities. Therefore, any impairment to fair value is presently considered to be only temporary in nature, as per FAS 115 paragraph 16. The current state of the auction rate security market is perceived as predominately an issue of liquidity and not one of default risk, at least as it pertains to the relevant auction rate securities that we hold. All of our auction rate securities’ ratings have remained at Aaa, which further supports our conclusion. Furthermore, these securities have penalty interest rates in effect, which creates an automatic incentive, for the issuer to redeem these securities once the credit markets’ present liquidity problems end. Therefore, and further supported by the underlying instruments’ ability to maintain their Aaa ratings in all cases, we believe that any current reduction in market value is a temporary phenomenon stemming from the current turmoil in the credit markets and not related to the underlying quality of the securities.  We believe that this market turmoil will be resolved in the short run and that the securities will regain liquidity or be refinanced. We see no evidence to the contrary and certainly no evidence that any obligation related to any of these issuers would not be able to be met during the life of the security, should these actually be held to maturity, in fact.

The auction rate failures have eliminated the investors’ ability to liquidate the investment at par at the recent scheduled auction dates; therefore par value can no longer be used as the fair market value. The auction rate securities are now being valued like other term debt securities, using a discounted cash flow methodology.

The Athalon ($2M) and Primus ($2.8M) auction rate securities we hold are derivative product companies who write credit default swaps on corporate credit. To value their auction rate securities, a discounted cash flow model was used. A cash flow term of 8 years was used for Athalon and 5 years was used for Primus by adding one year to the weighted average maturity of the respective company’s credit default swap portfolio. In addition, the following factors were also considered

•                  The trading levels for other derivative product companies that are trading and are similar in terms of type, tenure, and portfolio mix: and

•                  The general type of insurance that these two companies offer to their customers.

For our holdings of the auction rate securities of Ballantine ($5.8M), Double Oak ($3M), Inc ($5.8M), Potomac ($5.66M), and RMI ($5.7M), a three-year cash flow term was used to calculate fair market value using a discounted cash flow model. Three years was used as a conservative time horizon to restructure/refinance these auction rate securities as all of these issuers do have continuation programs in place. The following factors were also considered

•                  The financial strength of the financial guarantors (MBIA and Ambac) who guarantee the timely payment of principal and interest for each of these securities:

•                  The trading levels of other CDOs (Collateralized Debt Obligations) that are similar in term, tenure, and portfolio mix: and

•                  The quality of the collateral in which the trust invests.

Given the insurance coverages provided by Ambac and MBIA related to our auction rate securities, we do not have any direct exposure to sub prime mortgage debt. Nevertheless, in analyzing the underlying collateral we have not found any substantial exposure to sub prime mortgage debt, even if one disregards the Ambac and MBIA insurance.

Based on our holdings of other liquid assets as of December 31, 2007 and our current projections for operating losses until we can reach profitability, we currently anticipate that the net cash needed to reach profitability is only a small fraction of our liquid asset holdings that remain liquid (even if we assign no value to the impaired auction-rate securities).  Accordingly, we have determined that we can hold these auction rate securities to maturity, in the unlikely event this would be necessary.

We use brokers and brokers’ reports for information related to credit ratings, valuation related data and general market conditions to provide information which factors into our decisions on impairment and the valuation of these assets.  Since we do not use the broker information to provide ultimate valuation conclusions, we do not believe it is necessary to name the brokers as experts under Rule 436.

Controls and Procedures, page 30

15.                               Your disclosures indicate a material weakness in controls over revenue recognition that failed to identify outstanding obligations in relation to certain contracts and persuasive evidence of an arrangement was not obtained for another contract prior to the period end.  Please further clarify the nature of the material weakness and quantify the material adjustment that was recorded to defer hardware, license and maintenance revenue to future periods.

Response:

For the quarter ended December 31, 2007, the following control failures resulted in material (in the aggregate) adjustments that were identified by our auditors and booked prior to filing the Form 10-Q:

•                  The Revenue Accounting Department failed to identify a non-standard term in a customer contract that required the Company to provide specified future updates and obligations to deliver additional software.  In accordance with SOP 97-2, the license and maintenance revenue recorded during the quarter ended December 31, 2007, of $270k should be deferred until the undelivered elements are delivered.

•                  An amendment to a fulfillment agreement with an existing customer was not executed until January 2008.  Revenue of $131k was initially recorded in the quarter ended December 31, 2007, prior to obtaining pervasive evidence of the arrangement.  The Revenue Accounting Department failed to identify that the amendment had not been fully executed as of December 31, 2007, and consequently failed to defer the associated revenue in accordance with SOP 97-2.

Management has undertaken additional training of the Revenue Accounting Department and implemented additional key controls to remediate the control failures effective January 1, 2008.  Subsequent analysis of existing revenue arrangements did not identify any additional material errors.

Definitive Proxy Statement on Schedule 14A
Certain Relationships and Related Party Transactions
Transactions with Related Parties, page 15

16.                               It appears that the rental agreement for your operations in Australia should be filed as a related party contract.  Further, please tell us whether the $1 million hardware purchase from SCM Microsystems stems from a purchase agreement.  See Item 601(b)(10)(ii)(A) of Regulation S-K.

Response:

We will file a copy of the Australian lease as an exhibit to the Form 10-Q.

Hardware purchases from SCM are made on a purchase-order basis and there is no longer a long-term contract in place with that company.

Competitive Market; Benchmarking, page 20

17.                               Please tell us why you have not identified the “comparable peer groups” that comprise the component companies of the benchmarking group.  See Item 402(b)(2)(xiv) of Regulation S-K.

Response:

Since 2006, the peer group has been comprised of the following companies:  Quantum, Hypercom, McData, Adaptec, Infocus, Entrust, Simpletech, Integral Systems, Watchguard Tech, Overland Storage, Iomega, Dot Hill Systems, Rimage, Novatel Wireless, Lasercard, Mobility Electronics, Datalink, Immersion and Vasco Data Security International.  We will provide the names of the applicable peer group in future filings containing the CD&A.

Elements of Executive Officer Compensation, page 20
Annual Cash Bonuses, page 21

18.                               We note that you have not provided a quantitative discussion of the terms of the necessary targets to be achieved in order for your executive officers to earn their annual performance-based incentive compensation.  Please tell us the basis for omitting the specific items of company performance and individual objectives used to determine bonus amounts.  In this regard, we would expect to see a discussion of how your bonus awards are specifically structured around the performance goals and individual objectives.  Please note that qualitative goals generally need to be presented to conform to the requirements of 402(b)(2)(v)-(vii).  Finally, to the extent that it is appropriate to omit specific targets, your disclosure should discuss how difficult it would be for the executives or how likely it would be for the registrant to achieve the target levels or other factors.  Please see Instruction 4 to Item 402(b) of Regulation S-K.

Response:

For fiscal 2007, the sole determinant in setting bonuses for executive officers was our EBITDA for the year ended September 30, 2007.  As noted in the CD&A, based on actual levels of EBITDA versus the target levels established by the Compensation Committee, bonuses were paid at only 50% of the target amount.  We have not disclosed the specific levels of EBITDA that would result in various payouts relative to targeted amounts, as this information is considered confidential.  However, in future filings of the CD&A, we will provide disclosure discussing the degree of difficulty in achieving the targeted payouts.

* * * * * * * *

If you should have any questions concerning the foregoing, please contact me at (510) 574-1792.  Thank you very much for your assistance.

Sincerely,

/s/ Mark Lustig

Mark Lustig
Chief Financial Officer

cc:                                James Frankola, Audit Committee Chairman